UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)



                             Globaltron Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37941 F 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Tremaine Trading Company
                         c/o Hamilton Trustees Limited
                          15 The Grange, St Peter Port
                       Guernsey, Channel Islands GY1 2QL
                           Attention: Timothy Howarth
                           (011) (441) 481-71-00-031
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [_].

CUSIP No. 37941F 10 0                13D                      Page 2  of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                         Tremaine Trading Company
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    N/A



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X](1)
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                       PF



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Isle of Man



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,294,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

(1) Hamilton Trustees Limited (the "Trustee") is the trustee of the trust which owns the Reporting Person. The Trustee is also the trustee of a trust which owns Premium Quality Fund, a Cayman Islands corporation.

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Globaltron Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2. Identity and Background

(a)-(c). This Schedule 13D is filed by Tremaine Trading Company (the "Reporting Person"), a corporation organized under the laws of the Isle of Man, having its principal offices c/o Hamilton Trustees Limited, 15 The Grange, St Peter Port, Guernsey, Channel Islands GY1 2QL, Attention: Timothy Howarth.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Isle of Man.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person sold 4.294 million shares of Issuer Common Stock to Premium Quality Fund for $2.00 per share, for an aggregate of $8.588 million on June 26, 2001.

Item 4. Purpose of Transaction

The Reporting Person sold 4.294 million shares of Issuer Common Stock to Premium Quality Fund for $2.00 per share, for an aggregate of $8.588 million on June 26, 2001.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

                                                               Page 4 of 5 Pages

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)       The Reporting Person now owns no shares of the Issuer Common Stock.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to Be Filed as Exhibits

     (a) Stock Purchase Agreement between the Reporting Person and Premuim Quality Fund.

                                                               Page 5 of 5 Pages
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Tremaine Trading Company


July 16, 2001                     By:  /s/ Colin D. Ferbrache
                                       -------------------------------------
                                       Colin D. Ferbrache, authorized signature